Delisting Determination,The Nasdaq Stock Market, LLC,
March 9, 2010, Waterside Capital Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Waterside Capital Corporation
(the Company), effective at the opening of the trading session on March 19, 2010. Based on review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5550(a)(5). The Company was notified of
the Staffs determinations on December 17, 2009.
The Company requested a review of
the Staffs determination before the Listing Qualifications Hearings Panel, but before the scheduled hearing took place, withdrew its request for an appeal. The staffs determinations became final on January 7, 2010 and trading in the Companys securities was suspended on January 11, 2010.